
Mail Stop 3720

December 16, 2009

Mr. Gary J. Wojtaszek
Chief Financial Officer
Cincinnati Bell Inc.
221 East Fourth Street
Cincinnati, Ohio 45202

> **Re: Cincinnati Bell Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed February 27, 2009**
> **and Documents Incorporated by Reference**
> **File No. 1-08519**

Dear Mr. Wojtaszek:

We have reviewed your filing and have the following comments. You should comply with these comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed February 27, 2009

The Company's Financial Condition, Liquidity, and Capital Resources, page 32

1. We note your statement that you believe the cash generated by operations and borrowings on your credit facility "are sufficient to fund [your] primary uses of cash." Please revise your disclosure in future filings to provide a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve

months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

Definitive Proxy Statement filed March 17, 2009

Determination of Amounts for Each Compensation Element, page 40

2. In future filings, as to each compensation element, please provide an analysis of how you arrived at the level of compensation for each named executive officer. For example, we note that the named executive officers' base salaries were determined based on an assessment of each officer's individual performance as well as the 50th percentile base salary data for the relevant position derived from your peer group data. We further note your disclosure on page 42 that the compensation committee considered the executive's performance and any "special significant accomplishments" in determining the final number of options and performance units to grant under your long-term incentive program. Yet you do not analyze how the committee's consideration of these factors resulted in the amounts awarded to each officer. Please also indicate in future filings whether the amounts of compensation awarded fall within the targeted percentile of the peer group data. See Item 402(b)(2)(vii) of Regulation S-K. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm,

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Robert Bartelmes, Senior Financial Analyst at (202) 551-3354 with any other questions.

Sincerely,

/s Robert Bartelmes, for
Larry Spirgel
Assistant Director